April 19, 2010

Sean Donahue, Division of Corporation Finance

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

100 F St., N.E.

Washington, D.C. 20549

Attention: Sean Donahue, Division of Corporation Finance

Subject

Vaughan Foods, Inc.

Registration Statement on Form S-3

Filed March 19, 2010

File No. 333-165589

Dear Mr. Donahue,

We have made the appropriate revisions to the above-referenced Form S-3 filed on behalf of Vaughan Foods, Inc. and have included such revisions in Amendment No. 1 filed today. In this letter we have indicated the revisions that were made. Additionally, we are providing a marked copy of the filing to indicate what has changed from the original filing to Amendment No. 1.

Form S-3

Cover page

1.

We note that on March 24, 2010, your shares were delisted from the NASDAQ Capital Market and that they now trade on the OTCBB. Please amend your registration statement, including the cover page and risk factors section, to reflect that this event occurred.

The cover page has been revised as follows:

Shares of our common stock are traded on the OTC Bulletin Board (“OTCBB”) under the symbol “FOOD.” On April 15, 2010 the closing price of our common stock was $0.56 per share.

The Risk Factor formerly captioned “We have Received notice that our securities will be delisted by NASDAQ” has been recaptioned “Our securities have been delisted by NASDAQ” and the following clause added to its last sentence, “and on that date, shares of our common stock were delisted from the NASDAQ Capital Market and following that date are traded on the OTC Bulletin Board (“OTCBB”).

2.	Please include and check the box indicating that you are a smaller reporting company.

The cover page has been so revised.

Incorporation of documents by reference. Page 12

3.	Please incorporate by reference all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your fiscal year. See Item 12(a)(2) of Form S-3.

All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report have been incorporated by reference, and the relevant section of the Form S-3, by this Amendment No. 1, has been revised as follows:

The following documents filed by us with the Securities and Exchange Commission are incorporated in this Prospectus by reference:

(1)	Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on March 19, 2010;
(2)	Report of Other Events filed on Form 8-K on February 17, 2010;
(3)	Report of Other Events filed on Form 8-K on March 2, 2010;
(4)	Report of Other Events filed on Form 8-K on March 12, 2010;
(5)	Report of Other Events filed on Form 8-K on March 17, 2010;

Exhibit 5.1

4.	Insofar as Vaughan Foods is incorporated in Oklahoma, please obtain and file a legal opinion that opines on Oklahoma rather than Florida law.

A revised and redated legal opinion that is responsive to this comment has been filed as Exhibit 5.1.

*****

Very truly yours,

Vaughan Foods, Inc.

/s/ Gene P. Jones

Gene P. Jones

Secretary, Treasurer and Chief Financial Officer

April 16, 2010

Via Facsimile Transmission and Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, D.C. 20549

Attn: Mr. Sean Donahue

Re: Vaughan Foods, Inc.

Registration Statement on Form S-3

File No. 333-165589

Dear Sirs:

In connection with the proposed public offering by of the Company’s securities under the above referenced Registration Statement, the Company hereby requests, pursuant to Rule 461(a) under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, that the Registration Statement become effective at 9:00 a.m. Eastern Time, on April 21, 2010, or as soon thereafter as practicable.

With respect to this request the Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Vaughan Foods, Inc.

/s/ Gene P. Jones

_________________________________

Gene P. Jones, Chief Financial Officer